UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
20 August 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pharmacyclics, Inc.

File No. 0-26658 -- CF# 30451

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Pharmacyclics, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on November 19, 2013, as amended on August 14, 2014.

Based on representations by Pharmacyclics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through February 5, 2018
Exhibit 10.2	through February 5, 2018
Exhibit 10.3	through November 19, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary